                                                    This filing is made pursuant
                                                    to Rule 424(b)(2) under
                                                    the Securities Act of
                                                    1933 in connection with
                                                    Registration No. 333-52224


          Prospectus Supplement to Prospectus dated February 1, 2001.

                                  $200,000,000
                           SOUTHWEST GAS CORPORATION
                             8.375% Notes due 2011
                            ------------------------

     Southwest Gas will pay interest on the Notes on February 15 and August 15 of each year at the rate of 8.375% per annum, subject to adjustment in the event of a decrease in the rating of our unsecured senior debt below investment grade. The first such payment will be made on August 15, 2001. The Notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

     Southwest Gas may at any time redeem all or a portion of the Notes at the redemption prices set forth in this prospectus.

     See "Risk Factors" beginning on page S-7 to read about factors you should consider before buying the Notes.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                              Per Note         Total
                                                              --------         -----
Initial public offering price...............................   99.241%      $198,482,000
Underwriting discount.......................................    0.650%      $  1,300,000
Proceeds, before expenses, to Southwest Gas.................   98.591%      $197,182,000

     The initial public offering price set forth above does not include accrued interest, if any. Interest on the Notes will accrue from February 13, 2001 and must be paid by the purchaser if the Notes are delivered after February 13, 2001.

                            ------------------------

     The underwriters expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on February 13, 2001.

GOLDMAN, SACHS & CO.
              BANC OF AMERICA SECURITIES LLC
                             BANC ONE CAPITAL MARKETS, INC.
                                           BNY CAPITAL MARKETS, INC.
                                                    MERRILL LYNCH & CO.

                            ------------------------

                 Prospectus Supplement dated February 8, 2001.

                 IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS
             PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

     This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Notes we are offering. The second part, the base prospectus, gives more general information, some of which may not apply to the Notes we are offering.

     IF THE DESCRIPTION OF THE NOTES VARIES BETWEEN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING BASE PROSPECTUS, YOU SHOULD RELY ON THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT.

                                    SUMMARY

     The following information should be read together with the information contained in the accompanying prospectus. In this prospectus supplement we refer to the 8.375% Notes due 2011 as the "Notes." You should carefully read this prospectus supplement and the accompanying prospectus, as well as the documents they incorporate by reference, to understand fully the terms of the Notes and other considerations that are important to you in making a decision about whether to invest in the Notes. Unless we state otherwise or the context otherwise requires, references appearing in this prospectus supplement to "we," "us," and "our" should be read to refer to Southwest Gas Corporation and its subsidiaries.

                           SOUTHWEST GAS CORPORATION

     Our business is comprised of two principal segments: natural gas operations and construction services. We purchase, transport and distribute natural gas to customers in portions of Arizona, Nevada and California. We are the largest distributor in Arizona, selling and transporting natural gas in most of the southern, central and northwestern regions of the state, including the Phoenix and Tucson metropolitan areas. We are also the largest distributor and transporter of natural gas in Nevada, serving the Las Vegas metropolitan area and northern Nevada. In addition, we distribute and transport natural gas in portions of California, including the Lake Tahoe area in northern California and the high desert and mountain areas in San Bernardino County.

     At December 31, 2000, we were serving 1,337,000 residential, commercial, industrial and other customers, of which 57% are located in Arizona, 34% are in Nevada and 9% are in California. During the twelve months ended September 30, 2000, we earned 56% of our operating margin in Arizona, 35% in Nevada and 9% in California. During this same period, we earned 83% of our operating margin from residential and small commercial customers, 3% from other sales customers and 14% from transportation customers.

     Our wholly owned subsidiary, Northern Pipeline Construction Co., is a full-service underground piping contractor which provides utility companies with trenching and installation, replacement, and maintenance services for energy distribution systems.

                              RECENT DEVELOPMENTS

     During the second quarter of 2000, natural gas prices throughout the country began to increase significantly. These increases escalated during the fourth quarter. A year ago, our average, system-wide price for a decatherm (ten therms) of natural gas was approximately $2.00. Prices recently averaged more than $6.00 a decatherm. High natural gas prices are expected through at least the first quarter of 2001.

     Although we expect to recover our purchased gas costs from ratepayers through purchased gas adjustment mechanisms, there is a lag between the time we pay for gas purchases and the time when regulators allow us to place higher rates in service and recover those gas costs. As a result, we utilize short-term borrowings in order to temporarily finance unrecovered purchased gas costs. At December 31, 2000, the outstanding short-term debt balance for our natural gas operations segment was $131 million. We expect to incur additional short-term debt during 2001 to finance purchased gas costs. We are allowed to accrue interest on unrecovered gas costs, which is designed to offset the costs of related incremental short-term debt.

     In Nevada, we make annual filings to adjust rates for changes in gas costs. We are also allowed to make out-of-cycle filings when conditions dictate. In Arizona, we adjust gas cost recovery rates monthly, within pre-established limits. In California, a monthly gas cost adjuster based on forecasted monthly prices became effective on December 1, 2000. Monthly adjustments are designed to provide a more timely recovery of gas costs. Purchased gas adjustment changes affect cash flows but have no direct impact on profit margin.

     In October and December 2000, the Public Utilities Commission of Nevada approved purchased gas adjustment rate increase requests for, respectively, $19.8 million and $55.3 million. These rate increases will allow us to recover increased costs of natural gas which have already been incurred. In January 2001, we made an out-of-period purchased gas adjustment filing with the Nevada commission to recover increased natural gas costs incurred during the fourth quarter of 2000. This filing, requested to be effective in March 2001, would result in a further annual increase of $87.2 million, if allowed in full.

                                  THE OFFERING

Issuer.....................  Southwest Gas Corporation

Amount of Notes Offered....  $200,000,000 in principal amount of 8.375% Notes due 2011

Maturity...................  February 15, 2011

Interest Rate..............  8.375% per annum, accruing from February 13, 2001, subject to adjustment in the event of a decrease in the rating of our unsecured senior debt by Moody's Investors Service, Inc. below Baa3, by Standard & Poor's Ratings Services below BBB- or by Fitch, Inc. below BBB-. For more information, see "Description of Notes -- Interest Rate Adjustment Based on Our Credit Rating" in this prospectus supplement.

Interest Payment Dates.....  February 15 and August 15, beginning August 15,
                             2001

Ranking....................  The Notes will be unsecured general obligations of ours and will rank on a parity with all of our other unsubordinated, unsecured indebtedness. There will be no limitations on the amount of indebtedness which may rank on a parity with the Notes or on the amount of indebtedness that may be incurred by us.

Optional Redemption........  We may redeem all or a portion of the Notes at any time at the redemption prices described in this prospectus supplement plus accrued interest to the date of redemption.

Covenants..................  We will be subject to covenants that restrict our ability to issue debt for borrowed money secured by a lien, subject to certain exceptions, and to enter into certain sale and lease-back transactions as described under the heading "Description of Notes -- Covenants" in this prospectus supplement. The notes will not contain any other financial or similar restrictive covenants.

Use of Proceeds............  To finance capital expenditures relating to our pipeline systems and facilities. These capital expenditures were funded, in part, with short-term debt which will be repaid with the net proceeds of this offering.

                         SELECTED FINANCIAL INFORMATION

     The following selected financial information for each of the three years in the period ended December 31, 1999 is derived from our 1999 Annual Report on Form 10-K. The selected financial information for the twelve-month period ended September 30, 2000 is derived from our third quarter 2000 Quarterly Report on Form 10-Q. Our consolidated financial statements in the 1999 Annual Report on Form 10-K have been audited by Arthur Andersen LLP, independent public accountants. The selected financial information set forth below should be read in conjunction with the detailed information, consolidated financial statements and related notes and applicable management's discussion and analysis included in the 1999 Annual Report on Form 10-K and our third quarter 2000 Quarterly Report on Form 10-Q, which are incorporated herein by reference.

                                 FOR THE TWELVE        FOR THE YEAR ENDED DECEMBER 31,
                                  MONTHS ENDED      -------------------------------------
                               SEPTEMBER 30, 2000      1999         1998          1997
                               ------------------   ----------   ----------    ----------
                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT:
Operating revenues............     $  955,671       $  936,866   $  917,309    $  732,010
Operating expenses............        840,805          805,654      763,139       629,749
                                   ----------       ----------   ----------    ----------
Operating income..............        114,866          131,212      154,170       102,261
EBITDA(1).....................        219,476          229,737      242,974       186,922
Net interest deductions.......         68,802           63,202       63,354        63,218
Net income....................         34,617           39,310       47,537(2)     16,469(3)
Earnings per share............           1.11             1.28         1.66          0.61
Diluted earnings per share....           1.10             1.27         1.65          0.61
BALANCE SHEET (END OF PERIOD):
Total assets..................     $1,954,289       $1,923,442   $1,830,694    $1,769,059
Long-term debt................        860,515          859,291      812,906       778,693
Redeemable preferred
  securities of Southwest Gas
  Capital I...................         60,000           60,000       60,000        60,000
Shareholders' equity..........        502,885          505,425      476,400       385,979
RATIOS:
Debt to Total
  Capitalization(4)...........             60%              60%          60%           64%
EBITDA to Interest(1)(5)......           3.19x            3.63x        3.84x         2.96x
Earnings to Fixed
  Charges(6)..................           1.48x            1.78x        2.08x         1.28x
NATURAL GAS SEGMENT DATA:
Operating margin..............     $  455,887       $  461,124   $  469,748    $  405,327
Construction expenditures and
  property additions..........     $  202,760       $  207,773   $  179,361    $  164,528
Net gas plant (end of
  period).....................     $1,656,891       $1,581,102   $1,459,362    $1,360,294
Number of customers (end of
  period).....................      1,310,000        1,274,000    1,209,000     1,151,000

---------------
(1) EBITDA represents operating income plus depreciation and amortization expense. Although not a part of generally accepted accounting principles, EBITDA is presented because we believe it is frequently used by securities analysts and others in evaluating companies and their ability to service debt.

(2) The increase in net income from 1997 was the result of record first quarter earnings driven by cooler temperatures, rate relief and customer growth.

(3) Operating results for 1997 included the effects of several nonrecurring events. The combined impact of these events was a $4.1 million, or $0.15 per share, after-tax reduction to earnings.

(4) Debt to Total Capitalization is equal to Long-term debt divided by the sum of Long-term debt, Redeemable preferred securities of Southwest Gas Capital I and Shareholders' equity.

(5) EBITDA to Interest is equal to EBITDA divided by Net interest deductions.

(6) The ratio of earnings to fixed charges is computed in accordance with the rules and regulations of the Securities and Exchange Commission. Earnings are defined as the sum of pretax income from continuing operations plus fixed charges. Fixed charges consist of all interest expense including capitalized interest, one-third of rent expense (which approximates the interest component of such expense) and amortized debt costs. For more details, see the section entitled "Ratios of Southwest's Earnings to Fixed Charges" in the accompanying prospectus.

                                  RISK FACTORS

     You should carefully consider the risks described below and the other information in this prospectus before investing in the Notes.

OUR LIQUIDITY, AND, IN CERTAIN CIRCUMSTANCES, EARNINGS, COULD BE ADVERSELY AFFECTED BY THE COST OF PURCHASING NATURAL GAS DURING PERIODS IN WHICH NATURAL GAS PRICES ARE RISING SIGNIFICANTLY.

     Rate schedules in each of our service territories contain purchased gas adjustment clauses which permit us to file for rate adjustments to recover increases in the cost of purchased gas. Increases in the cost of purchased gas have no direct impact on our profit margins, but do affect cash flows and can therefore impact the amount of our capital resources. Natural gas prices have recently risen sharply. We have used short-term borrowings to temporarily finance this increase in costs, and we expect to continue to do so during 2001.

     We have recently filed, and expect to file in the future, requests for rate increases to cover the increases in the costs of purchased gas we have experienced. Due to the nature of the regulatory process, there is a risk of a disallowance of full recovery of these costs during any period in which there has been a substantial run-up of these costs. Any material disallowance of purchased gas costs could have a material impact on cash flow and earnings.

SIGNIFICANT CUSTOMER GROWTH IN ARIZONA AND NEVADA COULD STRAIN OUR CAPITAL RESOURCES AND IMPACT EARNINGS.

     We continue to experience significant population and customer growth throughout our service territories. During 2000 we added nearly 63,000 customers, a 5% growth rate. It was the seventh consecutive year in which customer growth was at least 5%. This growth has required large amounts of capital to finance the investment in new transmission and distribution plant. For the twelve months ended September 30, 2000, our natural gas construction expenditures totaled $203 million. Approximately 75% of these current-period expenditures represented new construction, and the balance represented costs associated with routine replacement of existing transmission, distribution and general plant.

     Cash flows from operating activities (net of dividends) have been inadequate, and are expected to continue to be inadequate, to fund all necessary capital expenditures. We have been funding this shortfall through the issuance of additional debt and equity securities, and will continue to do so. Our ability to issue additional securities is dependent upon, among other things, conditions in the capital markets, regulatory authorizations and our level of earnings.

     Our ability to earn the imputed rates of return authorized by the Arizona Corporation Commission and the Public Utilities Commission of Nevada is also adversely affected by significant customer growth, because the rates we charge our distribution customers in Arizona and Nevada are derived using rate base, cost of service and cost of capital experienced in an historical test year, as adjusted. This results in "regulatory lag" which delays our recovery of some of the costs of capital improvements and operating costs from customers in Arizona and Nevada.

IT IS UNCLEAR HOW NEW RESTRUCTURING INITIATIVES MAY IMPACT OUR BUSINESS.

     Both the California Public Utilities Commission and the Public Utilities Commission of Nevada have started to develop new rules for further restructuring of the natural gas distribution industry to allow more competition. Recently, the development of new rules has slowed. Similar initiatives may also begin in Arizona. We cannot yet assess the impact of any rules on our business, because we do not yet have sufficient information on what, if any, new rules will be adopted. However, a possible result is that the costs and risks of restructuring will be borne largely by our shareholders, while the "upside" potential of restructuring may be limited by continued rate regulation.

OUR EARNINGS ARE GREATLY AFFECTED BY VARIATIONS IN TEMPERATURE DURING THE WINTER HEATING SEASON.

     The demand for natural gas is seasonal and is greatly affected by temperature. Variability in weather from normal temperatures can materially impact results of operations. On cold days, use of gas by residential and commercial customers may be as much as eight times greater than on warm days because of the increased use of gas for space heating. Weather has been and will continue to be one of the dominant factors in our financial performance.

SIGNIFICANT CLAIMS HAVE BEEN ASSERTED AGAINST US IN CONNECTION WITH THE FAILED ACQUISITION OF US BY ONEOK, INC. AND THE REJECTION OF AN UNSOLICITED OFFER BY SOUTHERN UNION COMPANY.

     After we rejected the unsolicited offer by Southern Union Company to acquire us, Southern Union filed a complaint that, as amended, alleges that we, certain of our senior officers and others acted in violation of state and federal criminal laws, including federal and Arizona racketeering statutes, in connection with our acceptance of the ONEOK offer and the rejection of the Southern Union offer. On December 15, 2000, the Arizona District Court granted our motion to dismiss federal racketeering claims against us. Southern Union has also alleged that the defendants (other than us and our Chairman of the Board) fraudulently induced Southern Union to enter into a confidentiality and standstill agreement, intentionally interfered with a business relationship between us and Southern Union, and tortiously interfered with contractual relations between us and Southern Union. Southern Union is seeking damages in an amount not less than $750 million, subject to being trebled for alleged violations of criminal laws, plus interest, and punitive damages. There is also an ongoing joint federal, state and county criminal investigation in Phoenix concerning activities surrounding the failed acquisition by ONEOK. We are cooperating fully with this investigation.

     Arthur Klein has filed a purported class action complaint on behalf of himself and our shareholders, other than defendants and their affiliates and families. The complaint, as amended, alleges that our directors breached their duties of loyalty, due care, candor and good faith and fair dealing in connection with the approval of the ONEOK offers and the rejection of the Southern Union offer, and that there were misrepresentations and omissions in our proxy statement relating to our proposed acquisition by ONEOK and the rejection of the Southern Union offer. The amount of damages being sought is unspecified.

     We have filed a complaint against ONEOK and Southern Union. The lawsuit seeks unspecified damages from ONEOK for breach of contract, breach of the implied covenant of good faith and fair dealing, fraud in the inducement, and fraud in connection with the proposed merger. The lawsuit against Southern Union seeks unspecified damages for breach of contract, breach of the implied covenant of good faith and fair dealing, and interference with a contract, all related to Southern Union's attempts to block our proposed merger with ONEOK.

     You may find additional information about these claims in the annual, quarterly and current reports that we have filed with the Securities and Exchange Commission.

                                USE OF PROCEEDS

     We will use the net proceeds from the sale of the Notes to finance the construction, completion, extension or improvement of our pipeline systems and facilities located in and around the communities we serve. Those capital expenditures were funded, in part, with short-term debt which will be repaid with the net proceeds of this offering.

                  CAPITAL EXPENDITURES AND FINANCING PROGRAMS

     During the three-year period ended December 31, 1999, our natural gas operations segment customer base has grown at an annual average rate of approximately 5%.

     We expect $300 million of long-term debt to mature in 2002, and we expect to refinance this maturing indebtedness as it comes due. We currently estimate that construction expenditures for our natural gas operations segment for the three-year period ending December 31, 2002 will be approximately $630 million. During the three-year period, cash flow from operating activities (net of dividends) is estimated to fund approximately 60% of the natural gas operations segment's total construction. The remaining requirements are expected to be provided by external financing sources, including a portion of the proceeds from this offering.

                                 CAPITALIZATION

     The capitalization of Southwest Gas Corporation and its consolidated subsidiaries as of September 30, 2000, as adjusted to give effect to the issuance of $25 million in medium-term notes in October 2000, and the issuance of the Notes offered hereby, are as follows:

                                                    AS OF SEPTEMBER 30, 2000
                                                    -------------------------
                                                      ACTUAL      AS ADJUSTED
                                                    ----------    -----------
                                                         (IN THOUSANDS)
Short-term debt, including current
  maturities(1)...................................  $  106,635    $   17,635
                                                    ==========    ==========
Long-term debt, less current maturities...........  $  860,515    $  885,515
8.375% Notes due 2011.............................          --       200,000
Redeemable preferred securities of Southwest Gas
  Capital I.......................................      60,000        60,000
Stockholders' equity:
  Common stock and additional paid in capital.....     482,893       482,893
  Retained earnings...............................      19,992        19,992
                                                    ----------    ----------
     Total stockholders' equity...................     502,885       502,885
                                                    ----------    ----------
          Total capitalization....................  $1,423,400    $1,648,400
                                                    ==========    ==========

---------------
(1) At December 31, 2000 and February 8, 2001, our short-term debt, including current maturities, was $139.1 million and $195.1 million, respectively, of which $8.1 million and $8.1 million, respectively, related to construction services.

                              DESCRIPTION OF NOTES

     The Notes will be issued under an Indenture, dated as of July 15, 1996, between the Company and The Bank of New York, as successor to Harris Trust and Savings Bank, as Trustee (the "Trustee"), as supplemented and amended (as so supplemented and amended, the "Indenture"). The following summary sets forth certain general terms of the Notes and is subject to the detailed provisions of the Indenture. Capitalized terms that are used and not otherwise defined in this summary shall have meanings assigned to them in the Indenture. Additional information regarding the Notes is set forth in the accompanying prospectus under the caption "Description of Debt Securities."

GENERAL

     The Notes will be limited in principal amount to $200,000,000. The Notes will bear interest from February 13, 2001, or from the most recent Interest Payment Date to which interest has been paid at the rate of interest set forth on the cover page of this prospectus supplement, subject to adjustment as described under "-- Interest Rate Adjustment Based on Our Credit Rating" below. Interest will be payable semiannually on February 15 and August 15, commencing August 15, 2001, to the persons in whose name the Notes are registered at the close of business on the February 1, or August 1 next preceding such interest payment date. For so long as the Notes are registered in the name of the Depositary, or its nominee, we will pay the principal and interest due on the Notes to the Depositary for payment to its Participants for subsequent disbursement to the beneficial owners. Interest will be computed on the basis of a 360-day year of twelve 30-day months. The Notes will mature on February 15, 2011. The Notes are not redeemable by the holders of the Notes prior to maturity.

     The Notes will not contain provisions designed to require us to redeem the Notes, reset the interest rate or take other actions in response to a change in control, highly leveraged transaction or other similar occurrences involving us that may adversely affect the holders of the Notes.

INTEREST RATE ADJUSTMENT BASED ON OUR CREDIT RATING

     Our current unsecured senior long-term debt ratings ("ratings") are described in the table below:

                     RATING SERVICE                        RATING    OUTLOOK
                     --------------                        ------    --------
Moody's Investors Service, Inc. ("Moody's")..............  Baa2      Stable
Standard & Poor's Ratings Services ("S&P")...............  BBB-      Negative
Fitch, Inc. ("Fitch")....................................  BBB       Stable

     In the event of a downgrade in the rating below Baa3 by Moody's or BBB- by S&P or Fitch, the interest rate on the Notes will be adjusted in accordance with the table below. If Moody's, S&P or Fitch changes our rating subsequent to an adjustment in the interest rate as a result of a previous rating change by Moody's, S&P or Fitch, the interest rate on the notes will be re-adjusted in accordance with the table below.

   MOODY'S     ADJUSTMENT   S&P OR FITCH  ADJUSTMENT
   RATING        AMOUNT        RATING       AMOUNT
   -------     ----------   ------------  ----------
Ba1              0.750%     BB+             0.750%
Ba2              1.000%     BB              1.000%
Ba3 or lower     1.250%     BB- or lower    1.250%

     The adjusted interest rate per annum for the Notes will be 8.375%, plus the sum of any Moody's adjustment amount plus the higher of either (a) any S&P adjustment or (b) any Fitch adjustment amount set forth above.

     Where a rating change is made by one of the relevant rating services during any interest payment period, the amount of interest to be paid with respect to such period shall be calculated at a rate per annum equal to the weighted average of the interest rate in effect immediately prior to such change and the rate in effect upon such new rating being given, calculated by multiplying each such rate by the number of days such rate is in effect during each month of such interest payment period, determining the sum of such products and dividing such sum by the number of days in that interest payment period.

UNSECURED OBLIGATIONS

     The Notes will be unsecured general obligations of ours and will rank on a parity with all of our other unsubordinated, unsecured indebtedness. There will be no limitations on the amount of indebtedness which may rank on a parity with the Notes or on the amount of indebtedness that may be incurred, or capital stock that may be issued, by us.

OPTIONAL REDEMPTION

     All or a portion of the Notes may be redeemed at our option at any time or from time to time. The redemption price for the Notes to be redeemed on any redemption date will be equal to the greater of the following amounts:

     - 100% of the principal amount of the Notes being redeemed on the redemption date; or

     - the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed on that redemption date (not including any portion of any payments of interest accrued to the redemption date) discounted to the redemption date on a semiannual basis at the Adjusted Treasury Rate (as defined below) plus 35 basis points, as determined by the Reference Treasury Dealer (as defined below);

plus, in each case, accrued and unpaid interest thereon to the redemption date. Notwithstanding the foregoing, installments of interest on Notes that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date according to the Notes and the Indenture. The redemption price will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

     We will mail notice of any redemption at least 30 days but not more than 60 days before the redemption date to each registered holder of the Notes to be redeemed. Once notice of redemption is mailed, the Notes called for redemption will become due and payable on the redemption date and at the applicable redemption price, plus accrued and unpaid interest to the redemption date. If we elect to redeem all or a portion of the Notes, that redemption will not be conditional upon receipt by the paying agent or the trustee of monies sufficient to pay the redemption price. See "Description of Debt Securities -- Redemption" in the accompanying prospectus.

     Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption.

     "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by the Reference Treasury Dealer as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

     "Comparable Treasury Price" means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such quotations, or (C) if only one Reference Treasury Dealer Quotation is received, such quotation.

     "Reference Treasury Dealer" means (A) Goldman, Sachs & Co., Banc of America Securities LLC, Banc One Capital Markets, Inc., BNY Capital Markets, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (or their respective affiliates which are Primary Treasury Dealers), and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we will substitute therefor another Primary Treasury Dealer; and (B) any other Primary Treasury Dealer(s) selected by the Trustee after consultation with us.

     "Reference Treasury Dealer Quotation" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third business day preceding such redemption date.

COVENANTS

     Restrictions on Liens. We will not issue, assume or guarantee any Debt secured by any Lien upon any property or asset of ours (whether such property or asset is now owned or hereafter acquired), without in any such case effectively securing, prior to or concurrently with the issuance, assumption or guarantee of any such Debt, the Notes (together with, if we so determine, any other indebtedness of or guarantee by us ranking equally with the Notes and then existing or thereafter created) equally and ratably with (or, at our option, prior to) such Debt. The foregoing restrictions do not apply to or prevent the creation of:

         (i) Liens on any property acquired, constructed or improved by us after August 1, 1996 that are created or assumed contemporaneously with, or within 120 days after, such acquisition or completion of the construction or improvement, or within six months thereafter pursuant to a firm commitment for financing arranged with a lender or investor within such 120-day period, to secure or provide for the payment of all or any part of the purchase price of such property or the cost of such construction or improvement incurred after August 1, 1996, or, in addition to Liens referred to in clauses (ii) and (iii) below, Liens on any property existing at the time of acquisition thereof, provided that the Liens do not apply to any property theretofore owned by us other than, in the case of any such construction or improvement, any theretofore unimproved property on which the property so constructed or the improvement is located;

         (ii) existing Liens on any property or indebtedness of a Corporation which is merged with or into or consolidated with us, provided that the Liens do not apply to any property theretofore owned by us;

         (iii) Liens in favor of the United States, any state or any foreign country or any department, agency or instrumentality or political subdivision of any such jurisdiction to secure partial, progress, advance or other payment pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or cost of constructing or improving the property subject to such Liens, including, without limitation, Liens to secure Debt of the pollution control or industrial revenue bond type;

         (iv) Liens on our current assets to secure loans to us which mature within 12 months from the creation thereof and which are made in the ordinary course of business;

         (v) Liens on any of our property (including any natural gas, oil or other mineral property) to secure all or part of the cost of exploration or drilling for or development of oil or gas reserves or laying a pipeline or to secure Debt incurred to provide funds for any such purpose;

         (vi) any Lien existing on August 1, 1996;

         (vii) Liens on moneys or U.S. Government Obligations deposited with the Trustee pursuant to the provisions of the Indenture summarized under "Description of Debt Securities -- Defeasance" in the accompanying prospectus; and

         (viii) Liens for the sole purpose of extending, renewing or replacing, in whole or in part, Liens securing Debt of the type referred to in the foregoing clauses (i) through (vii), inclusive, or this clause (viii), provided, however, that the principal amount of Debt so secured at the time of such extension, renewal or replacement may not be increased, and that such extension, renewal or replacement is limited to all or part of the property or indebtedness which secured the Lien so extended, renewed or replaced (plus improvements on such property).

     Notwithstanding the foregoing, we may issue, assume or guarantee Debt secured by a Lien which would otherwise be subject to the restrictions described in the paragraph above, up to an aggregate amount which, together with all other Indebtedness of ours (other than the Debt secured by Liens described in clauses
(i) through (viii) above) which would otherwise be subject to the foregoing restrictions and the Value of all Sale and Lease-back Transactions existing at that time (other than any Sale and Lease-back Transaction which, if it had been a Lien, would have been permitted under clause (i) above and other than Sale and Lease-back Transactions as to which application of amounts have been made in accordance with clause (ii) under the heading "-- Restrictions on Sale and Lease-back Transactions" below), does not at the time exceed 10% of Total Capitalization.

     Restrictions on Sale and Lease-back Transactions. We will not enter into any Sale and Lease-back Transaction unless the proceeds from such sale are at least equal to the fair value of the property being sold and leased-back and either:

         (i) we would be entitled under the provisions described under the heading "-- Restrictions on Liens" above to incur Debt secured by a Lien on such property without equally and ratably securing the Notes; or

         (ii) we, within 120 days of the effective date of the Sale and Lease-back Transaction (or in the case of clause (A) below, within six months thereafter pursuant to a firm purchase commitment entered into within such 120-day period), apply, or covenant that we will apply, an amount not less than the fair value of such property to one or more of:

               (A) the optional redemption of Securities issued under the Indenture in accordance with the provisions thereof and the terms of such Securities to be so redeemed or the purchase and retirement of Securities as provided pursuant to the Indenture;

               (B) the payment or other retirement of Funded Debt incurred or assumed by us which is senior to or on parity with the Notes (other than Funded Debt owned by us); or

               (C) the purchase of other property of ours at not more than its fair value (other than the property of ours involved in such sale).

     Certain Definitions. The terms set forth below are defined in the Indenture as follows:

     "CAPITALIZED LEASE" means any lease of any our property (whether real, personal or mixed) by us as lessee that would, in conformity with generally accepted accounting principles, be required to be accounted for as a capital lease on our balance sheet.

     "CORPORATION" means a corporation, association, company, joint-stock company or business trust.

     "DEBT" means debt issued, assumed or guaranteed by us for money borrowed.

     "FUNDED DEBT" means all Indebtedness of ours that by its terms or by the terms of any instrument or agreement relating thereto matures more than one year from, or is directly or indirectly renewable or extendable at our option to a date more than one year from the date of creation thereof (including an option of ours under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more), but excluding any payments due under the terms thereof within 12 months of any date of determination (including any deposit or payment required to be made under any prepayment provision, sinking fund, purchase fund or similar provision).

     "INDEBTEDNESS" means, as applied to any Person, Capitalized Leases, bonds, notes, debentures and other securities representing obligations for borrowed money created or assumed by such Person. All indebtedness guaranteed as to payment of principal in any manner by such Person or in effect guaranteed by such Person through a contingent agreement to purchase such indebtedness, and all indebtedness secured by a Lien upon property owned by such Person and upon which such Person customarily pays interest, even though such Person has not assumed or become liable for the payment of such indebtedness, shall for all purposes hereof be deemed to be "Indebtedness" of such Person.

     "LIEN" means any lien, mortgage, pledge, security interest, charge or other encumbrance of any kind.

     "PERSON" means any individual, Corporation, limited liability company, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "SALE AND LEASE-BACK TRANSACTION" means any arrangement with any Person providing for the lease to us of any property of ours (except for temporary leases for a term, including any renewal thereof, of not more than three years), which property has been or is to be sold or transferred by us.

     "TOTAL CAPITALIZATION" means, as at any time, the aggregate of (i) all amounts outstanding on such date classified as our shareholders' equity on such date, (ii) all amounts outstanding on such date classified as our preferred or preference stock on such date and (iii) all amounts of our Funded Debt outstanding on such date determined on an unconsolidated basis.

     "U.S. GOVERNMENT OBLIGATIONS" means securities which are (i) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligations or a specific payment of interest on or principal of any such U.S. Government Obligations held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt, in respect of the U.S. Government Obligations, or from any amount received by the custodian, in respect of the U.S. Government Obligations or the specific payment of interest on or principal of the U.S. Government Obligations evidenced by such depository receipt.

     "VALUE" means, with respect to a Sale and Lease-back Transaction, as of any particular time, the amount equal to the greater of: (i) the net proceeds from the sale or transfer of the property leased pursuant to such Sale and Lease-back Transaction; and (ii) the fair value, in the opinion of our board of directors, of such property at the time of entering into such Sale and Lease-back Transaction, in either case divided first by the number of full years of the term of the lease and then multiplied by the number of full years of such term remaining at the time of determination, without regard to any renewal or extension options contained in the lease.

BOOK-ENTRY DELIVERY AND FORM

     The Notes initially will be issued in book-entry form and represented by one or more global notes. The global notes will be deposited with, or on behalf of, The Depository Trust Company ("DTC"), New York, New York, as Depositary, and registered in the name of Cede & Co., the nominee of DTC. Unless and until it is exchanged for individual certificates evidencing Notes under the limited circumstances described below, a global note may not be transferred except as a whole by the Depositary to its nominee or by the nominee to the Depositary, or by the Depositary or its nominee to a successor Depositary or to a nominee of the successor Depositary.

     DTC has advised us that it is:

     - a limited-purpose trust company organized under the New York Banking Law;

     - a "banking organization" within the meaning of the New York Banking Law;

     - a member of the Federal Reserve System;

     - a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

     - a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

     DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among its participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, which eliminates the need for physical movement of securities certificates. "Direct participants" in DTC include securities brokers and dealers, including underwriters, banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, which we sometimes refer to as "indirect participants," that clear transactions through or maintain a custodial relationship with a direct participant either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

     Purchases of Notes within the DTC system must be made by or through direct participants, which will receive a credit for those Notes on DTC's records. The ownership interest of the actual purchaser of a Note, which we sometimes refer to as the "beneficial owner," is in turn recorded on the direct and indirect participants' records. Beneficial owners of Notes will not receive written confirmation from DTC of their purchases. However, beneficial owners are expected to receive written confirmations providing details of their transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which they purchased Notes. Transfers of ownership interests in global notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the global notes except under the limited circumstances described below.

     To facilitate subsequent transfers, all global notes deposited with DTC will be registered in the name of DTC's nominee, Cede & Co. The deposit of Notes with DTC and their registration in the name of Cede & Co. will not change the beneficial ownership of the Notes. DTC has no knowledge of the actual beneficial owners of the Notes. DTC's records reflect only the identity of the direct participants to whose accounts the Notes are credited, which may or may not be the beneficial owners. The participants are responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any legal requirements in effect from time to time.

     Redemption notices will be sent to DTC or its nominee. If less than all of the Notes are being redeemed, DTC will determine the amount of the interest of each direct participant in the Notes to be redeemed in accordance with DTC's procedures.

     In any case where a vote may be required with respect to the Notes, neither DTC nor Cede & Co. will give consents for or vote the global notes. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns the consenting or voting rights of Cede & Co. to those direct participants to whose accounts the Notes are credited on the record date identified in a listing attached to the omnibus proxy.

     Principal and interest payments on the Notes will be made to Cede & Co., as nominee of DTC. DTC's practice is to credit direct participants' accounts on the relevant payment date, unless DTC has reason to believe that it will not receive payment on the payment date. Payments by direct and indirect participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name." Those payments will be the responsibility of participants and not of DTC or us, subject to any legal requirements in effect from time to time. Payment of principal and interest to Cede & Co. is our responsibility, disbursement of payments to direct participants is the responsibility of DTC, and disbursements of payments to the beneficial owners is the responsibility of direct and indirect participants.

     Except under the limited circumstances described below, purchasers of Notes will not be entitled to have Notes registered in their names and will not receive physical delivery of Notes. Accordingly, each beneficial owner must rely on the procedures of DTC and its participants to exercise any rights under the Notes and the Indenture.

     The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definitive form. Those laws may impair the ability to transfer or pledge beneficial interests in Notes.

     DTC is under no obligation to provide its services as Depositary for the Notes and may discontinue providing its services at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC or its direct participants or indirect participants under the rules and procedures governing DTC.

     As noted above, beneficial owners of Notes generally will not receive certificates representing their ownership interests in the Notes. However, if:

     - DTC notifies us that it is unwilling or unable to continue as a Depositary for the global notes, or DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934 at a time when it is required to be registered, and a successor Depositary is not appointed within 90 days of the notification to us or of our becoming aware of DTC's ceasing to be so registered, as the case may be;

     - we determine, in our sole discretion, not to have Notes represented by one or more global notes; or

     - an event of default under the Indenture has occurred and is continuing with respect to the Notes;

we will prepare and deliver certificates for the Notes in exchange for beneficial interests in the global notes. Any beneficial interest in a global note that is exchangeable under the circumstances described in the preceding sentence will be exchangeable for Notes in definitive certified form registered in the names that the Depositary directs. We expect that these directions will be based upon directions received by the Depositary from its participants with respect to ownership of beneficial interests in the global notes.

     We obtained the information in this section and elsewhere in this prospectus supplement concerning DTC and DTC's book-entry system from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

                                  UNDERWRITING

     We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the Notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of Notes indicated in the following table.

                                                              Principal Amount
                        Underwriters                              of Notes
                        ------------                          ----------------
Goldman, Sachs & Co. .......................................    $120,000,000
Banc of America Securities LLC..............................      20,000,000
Banc One Capital Markets, Inc. .............................      20,000,000
BNY Capital Markets, Inc. ..................................      20,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........      20,000,000
                                                                ------------
  Total.....................................................    $200,000,000
                                                                ============

     Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any Notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.40% of the principal amount of Notes. Any such securities dealers may resell any Notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.25% of the principal amount of Notes. If all the Notes are not sold at the initial offering price, the representatives may change the offering price and the other selling terms.

     The Notes are a new issue of securities with no established trading market. We have been advised by the underwriters that they intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     In connection with the offering of Notes, the underwriters may purchase and sell Notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of Notes than they are required to purchase in the offering of Notes. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering of Notes is in progress.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased Notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the Notes. As a result, the price of the Notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

     We estimate that our share of the total expenses of the offering of Notes, excluding underwriting discounts and commissions, will be approximately $200,000.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     Some of the underwriters and their affiliates have performed certain investment banking and advisory and general financing, trustee and banking services for us from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time, engage in transactions with or perform services for us in the ordinary course of their business.

     Affiliates of certain of the underwriters are lenders to us under a revolving credit facility and will receive a portion of the amounts repaid under one such credit facility from the proceeds of this offering. See "Use of Proceeds." Because more than 10% of the net proceeds of this offering will be paid to affiliates of members of the National Association of Securities Dealers, Inc. (the "NASD") who are participating in this offering, this offering is being conducted in compliance with Rule 2710(c)(8) of the Conduct Rules of the NASD.

                                 LEGAL MATTERS

     Certain legal matters in connection with the offering of the Notes will be passed upon for us by Robert M. Johnson, Esq., our Assistant General Counsel, who beneficially owned, either directly or indirectly, as of December 31, 2000, 5,864 shares of our common stock, and by O'Melveny & Myers LLP, Los Angeles, California, and for the underwriters by Pillsbury Winthrop LLP.

PROSPECTUS

                                  $400,000,000

                           SOUTHWEST GAS CORPORATION

                       Debt Securities, Preferred Stock,
                       Depositary Shares and Common Stock

     We may offer and sell the securities from time to time in one or more offerings. This prospectus provides you with a general description of the securities we may offer.

     Each time we sell securities we will provide a supplement to this prospectus that contains specific information about the offering and the terms of the securities. The supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any supplement before you invest in any of our securities.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is February 1, 2001.

                               TABLE OF CONTENTS

                          CAPTION                             PAGE
                          -------                             ----
About this Prospectus.......................................    i
Forward-Looking Statements..................................    1
Where You Can Find More Information.........................    1
Southwest Gas Corporation...................................    3
Use of Proceeds.............................................    3
Ratios of Southwest's Earnings to Fixed Charges.............    4
Description of Debt Securities..............................    5
Description of Southwest's Common, Preferred, and Preference
  Stock.....................................................   12
Description of Depositary Shares............................   14
Anti-Takeover Matters.......................................   15
Plan of Distribution........................................   16
Experts.....................................................   17
Legal Matters...............................................   17

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a "shelf" registration statement that we filed with the United States Securities and Exchange Commission, or the "SEC". By using a shelf registration statement, we may sell up to $400,000,000 offering price of any combination of the securities described in this prospectus from time to time and in one or more offerings. This prospectus only provides you with a general description of the securities that we may offer. Each time we sell securities, we will provide a supplement to this prospectus that contains specific information about the terms of the securities. The supplement may also add, update or change information contained in this prospectus. Before purchasing any securities, you should carefully read both this prospectus and any supplement, together with the additional information described under the heading "Where You Can Find More Information".

     You should rely only on the information contained or incorporated by reference in this prospectus and in any supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the supplement to this prospectus is accurate as of the dates on their covers. Our business, financial condition, results of operations and prospects may have changed since those dates.

                           FORWARD-LOOKING STATEMENTS

     This prospectus, any accompanying prospectus supplement and the additional information described under the heading "Where You Can Find More Information" may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties and are based on the beliefs and assumptions of our management, based on information currently available to our management. When we use words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "should" or similar expressions, we are making forward-looking statements. Forward-looking statements include the information concerning possible or assumed future results of operations set forth under "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our 1999 Annual Report on Form 10-K and our 1999 Quarterly Reports on Form 10-Q incorporated by reference into this prospectus.

     Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results and shareholder value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. These statements are necessarily based upon various assumptions involving judgements with respect to the future including, among others, our ability to achieve revenue growth, national, regional and local economic, competitive and regulatory conditions and developments, technological developments, capital market conditions, inflation rates, interest rates, energy markets, weather conditions, business and regulatory or legal decisions, the pace of deregulation of retail natural gas and electricity, the timing and extent of changes in commodity prices for oil, natural gas and electricity, the timing and amount of rate relief, changes in capital requirements and funding, and resolution of the pending litigation, all of which are difficult to predict and many of which are beyond our control. You are cautioned not to put undue reliance on any forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

     You should also consider any other factors contained in this prospectus or in any accompanying supplement, including the information incorporated by reference into this prospectus or into any accompanying supplement.

                      WHERE YOU CAN FIND MORE INFORMATION

AVAILABLE INFORMATION

     Southwest Gas Corporation (Southwest) files reports, proxy statements and other information with the SEC. Information filed with the SEC by Southwest can be inspected and copied at the Public Reference Room maintained by the SEC and at the Regional Offices of the SEC as follows:

--------------------------------------------------------------------------------------------
  Public Reference Room         New York Regional Office        Chicago Regional Office
  450 Fifth Street, N.W.        7 World Trade Center            Citicorp Center
  Room #1024                    Suite #1300                     500 W. Madison St., #1400
  Washington, D.C. 20549        New York, NY 10048              Chicago, IL 60661-2511
--------------------------------------------------------------------------------------------

     You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC's Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

     The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, such as Southwest, who file electronically with the SEC. The address of that site is http://www.sec.gov.

     Southwest's common stock is listed on the New York Stock Exchange (NYSE:
SWX) and the Pacific Stock Exchange (PSE: SWX), and reports, proxy statements and other information concerning Southwest can also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005 and at the offices of the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104. In addition, reports, proxy statements and other information concerning Southwest can be inspected at its offices at 5241 Spring Mountain Road, Las Vegas, Nevada 89150.

     This prospectus is part of a registration statement that we filed with the SEC. The full registration statement may be obtained from the SEC or Southwest, as indicated below. Forms of the indentures, and other documents establishing the terms of the offered securities and the guarantees may be filed as exhibits to the registration statement or in a current report on Form 8-K. Statements in this prospectus about these documents are summaries. You should refer to the actual documents for a more complete description of the relevant matters.

INCORPORATION BY REFERENCE

     The rules of the SEC allow us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede that information. This prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about Southwest.

--------------------------------------------------------------------------------------------
                SEC FILINGS                                        PERIOD
--------------------------------------------------------------------------------------------
  Annual Report on Form 10-K                    Year Ended December 31, 1999
--------------------------------------------------------------------------------------------
  Quarterly Reports on Form 10-Q                For the Quarters ended March 31, 2000, June
                                                30, 2000 and September 30, 2000
--------------------------------------------------------------------------------------------
  Current Reports on Form 8-K                   Dated January 20, 2000, January 26, 2000,
                                                February 8, 2000, February 22, 2000, April
                                                27, 2000, August 3, 2000 and December 27,
                                                2000.
--------------------------------------------------------------------------------------------

     We are also incorporating by reference all additional documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, between the date of the initial filing of the registration statement of which this prospectus is a part and the effectiveness of the registration statement, as well as between the date of this prospectus and the termination of the offering of securities described in this prospectus.

     Southwest will provide, without charge, to each person to whom a copy of this prospectus has been delivered a copy of any and all of these filings. You may request a copy of these filings by writing or telephoning us at:

     Southwest Gas Corporation
     5241 Spring Mountain Road
     P.O. Box 98510
     Las Vegas, Nevada 89193-8510
     Attention: Corporate Secretary
     Telephone: (702) 876-7237

                           SOUTHWEST GAS CORPORATION

     Southwest is a California corporation engaged in the business of purchasing, transporting, and distributing natural gas in portions of Arizona, Nevada and California. Our several service areas are geographically as well as economically diverse. Southwest is the largest distributor in Arizona distributing and transporting natural gas in most of southern, central and northwestern Arizona. We are also the largest distributor and transporter of natural gas in Nevada, and distribute and transport natural gas in portions of California, including the Lake Tahoe area and the high desert and mountain areas in San Bernardino County. Southwest also provides local gas distribution companies with installation, replacement and maintenance services for underground natural gas distribution systems, through Northern Pipeline Construction Co., a wholly-owned subsidiary.

     Southwest is subject to regulation by the Arizona Corporation Commission, the Public Utilities Commission of Nevada, and the California Public Utilities Commission (the "CPUC"). The CPUC regulates the issuance of all securities by Southwest, with the exception of short-term borrowings. Certain of Southwest's accounting practices, transmission facilities and rates are subject to regulation by the Federal Energy Regulatory Commission.

     Our administrative offices are located at 5241 Spring Mountain Road, P.O. Box 98510, Las Vegas, Nevada 89193-8510, telephone number (702) 876-7237.

                                USE OF PROCEEDS

     Unless stated otherwise in the applicable prospectus supplement, the proceeds from the sale of offered securities will be used to retire indebtedness and for general corporate purposes, including the acquisition of property for the construction, completion, extension or improvement of pipeline systems and facilities located in and around the communities Southwest serves.

                RATIOS OF SOUTHWEST'S EARNINGS TO FIXED CHARGES

     The following table sets forth the ratios of Southwest's earnings to fixed charges for (a) the continuing operations of Southwest and (b) the continuing operations of Southwest adjusted for interest allocated to discontinued operations.

                                            FOR THE TWELVE
                                             MONTHS ENDED       FOR THE YEAR ENDED DECEMBER 31,
                                            SEPTEMBER 30,     ------------------------------------
                                                 2000         1999    1998    1997    1996    1995
                                            --------------    ----    ----    ----    ----    ----
Ratios of earnings to fixed charges(1):
  Continuing operations...................       1.48         1.78    2.08    1.28    1.15    1.06
  Adjusted for interest allocated to
     discontinued operations..............       1.48         1.78    2.08    1.28    1.15    1.05

-------------------------
(1) For purposes of computing the ratios of earnings to fixed charges, earnings are defined as the sum of pretax income from continuing operations plus fixed charges. Fixed charges consist of all interest expense including capitalized interest, one-third of rent expense (which approximates the interest component of such expense) and amortized debt costs.

     The following table sets forth the ratios of Southwest's earnings to fixed charges and preferred and preference stock dividends for (a) the continuing operations of Southwest and (b) the continuing operations of Southwest adjusted for interest allocated to discontinued operations.

                                            FOR THE TWELVE
                                             MONTHS ENDED       FOR THE YEAR ENDED DECEMBER 31,
                                            SEPTEMBER 30,     ------------------------------------
                                                 2000         1999    1998    1997    1996    1995
                                            --------------    ----    ----    ----    ----    ----
Ratios of earnings to combined fixed
  charges and preferred and preference
  stock dividends(2):
  Continuing operations...................       1.48         1.78    2.08    1.28    1.15    1.05
  Adjusted for interest allocated to
     discontinued operations..............       1.48         1.78    2.08    1.28    1.15    1.04

-------------------------
(2) See Note 1 above. Preferred and preference stock dividends have been adjusted to represent the pretax earnings necessary to cover such dividend requirements.

                         DESCRIPTION OF DEBT SECURITIES

     The following description sets forth the general terms and provisions of the debt securities that Southwest may offer by this prospectus. The indebtedness represented by the senior debt securities will rank equally with all other unsecured and unsubordinated debt.

     The indenture gives us broad authority to set the particular terms of each series of debt securities, including the right to modify certain of the terms contained in the indenture. The particular terms of a series of debt securities and the extent, if any, to which the particular terms of the issue modify the terms of the indenture will be described in the prospectus supplement relating to the debt securities.

     The indenture contains the full legal text of the matters described in this section. Because this section is a summary, it does not describe every aspect of the debt securities or the applicable indenture. This summary is subject to and qualified in its entirety by reference to all the provisions of the indenture, including definitions of terms used in the indenture. We also include references in parentheses to certain sections of the indenture. Whenever we refer to particular sections or defined terms of the indenture in this prospectus or in a prospectus supplement, these sections or defined terms are incorporated by reference herein or in the prospectus supplement. This summary also is subject to and qualified by reference to the description of the particular terms of the debt securities described in the applicable prospectus supplement or supplements.

GENERAL

     We may issue an unlimited amount of debt securities under the indenture in one or more series. We need not issue all debt securities of one series at the same time and, unless otherwise provided, we may reopen a series, without the consent of the holders of the debt securities of that series, for issuances of additional debt securities of that series. The debt securities of Southwest will be unsecured obligations.

     Prior to the issuance of each series of debt securities, the terms of the particular securities will be specified in a supplemental indenture (including any pricing supplement) and a board resolution or in one or more officer's certificates pursuant to a supplemental indenture or a board resolution. We refer you to the applicable prospectus supplement for a description of the following terms of the series of debt securities:

          (a) the title of the debt securities;

          (b) any limit upon the principal amount of the debt securities;

          (c) the date or dates on which principal will be payable or how to determine the dates;

          (d) the rate or rates or method of determination of interest; the date from which interest will accrue; the dates on which interest will be payable, which we refer to as the "interest payment dates;" and any record dates for the interest payable on the interest payment dates;

          (e) any obligation or option to redeem, purchase or repay debt securities, or any option of the registered holder to require Southwest to redeem or repurchase debt securities, and the terms and conditions upon which the debt securities will be redeemed, purchased or repaid;

          (f) the denominations in which the debt securities will be issuable (if other than denominations of $1,000 and any integral multiple thereof);

          (g) whether the debt securities are to be issued in whole or in part in the form of one or more global debt securities and, if so, the identity of the depositary for the global debt securities;

          (h) whether the debt securities are to be issued in whole or in part in bearer form and, if so, the terms and conditions for the payment of interest;

          (i) the opportunity to convert or exchange debt securities to common stock, preferred stock or other debt securities; and

          (j) any other terms of the debt securities.

(See Section 301.)

PAYMENT OF DEBT SECURITIES

     INTEREST

     Unless indicated differently in a prospectus supplement, we will pay interest on the debt security on each interest payment date by check mailed and/or wire transferred to the person in whose name the debt security is registered as of the close of business on the regular record date relating to the interest payment date, except that interest payable at stated maturity, upon redemption or otherwise, will be paid to the person to whom principal is paid.

     However, if we default in paying interest on a debt security, we will pay defaulted interest in either of the two following ways:

          (a) We will first propose to the trustee a payment date for the defaulted interest. Next, the trustee will choose a special record date for determining which registered holders are entitled to the payment. The special record date will be between 10 and 15 days before the payment date we propose. Finally, we will pay the defaulted interest on the payment date to the registered holder of the debt security as of the close of business on the special record date.

          (b) Alternatively, we can propose to the trustee any other lawful manner of payment that is consistent with the requirement of any securities exchange on which the debt securities are listed for trading. If the trustee thinks the proposal is practicable, payment will be made as proposed.

(See Section 307.)

     PRINCIPAL

     Unless we indicate differently in a prospectus supplement, we will pay principal of and any premium and interest on the debt securities at stated maturity, upon redemption or otherwise, upon presentation of the debt securities at the office of the trustee, as our paying agent. Any other paying agent initially designated for the debt securities of a particular series will be named in the applicable prospectus supplement.

     In our discretion, we may change the place of payment on the debt securities, and may remove any paying agent and may appoint one or more additional paying agents. (See Section 1002.)

FORM; TRANSFERS; EXCHANGES

     The debt securities will be issued in fully registered, bearer, coupon or global form and in denominations that are even multiples of $1,000, unless otherwise provided in a prospectus supplement.

     You may exchange or transfer debt securities at the office of the trustee. The trustee acts as our agent for registering debt securities in the names of holders and transferring debt securities. We may appoint another agent or act as our own agent for this purpose. The entity performing the role of maintaining the list of registered holders is called the "security registrar." It will also perform transfers.

     In our discretion, we may change the place for registration of transfer of the debt securities and may remove and/or appoint one or more additional security registrars. (See Sections 305 and 1002.)

     Except as otherwise provided in a prospectus supplement, there will be no service charge for any transfer or exchange of the debt securities, but you may be required to pay a sum sufficient to cover any tax or other governmental charge payable in connection with the transfer or exchange. We may block the transfer or exchange of (a) debt securities during a period of 15 days prior to giving any notice of redemption or (b) any debt security selected for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part. (See
Section 305.)

GLOBAL SECURITIES

     The debt securities may be issued in the form of one or more global securities that will be deposited with a depositary identified in the applicable prospectus supplement. Under this arrangement, the depositary will hold the certificate for the debt securities and establish a book-entry registration and transfer system to cover the beneficial ownership of the debt securities. The book entry registration and transfer system is designed to eliminate the need to hold individual certificates representing the debt securities and ease the transfer and exchanges of interests, without affecting the rights and interests you may have as an owner of an interest in the debt securities. The specific terms of the depositary arrangement with respect to any debt securities to be issued in global form will be described in the applicable prospectus supplement.

REDEMPTION

     We will set forth any terms for the redemption of debt securities in a prospectus supplement. Unless we indicate differently in a prospectus supplement, and except with respect to debt securities redeemable at the option of the registered holder, debt securities will be redeemable upon notice by mail between 30 and 60 days prior to the redemption date. If less than all of the debt securities of any series or any part of a series are to be redeemed, the trustee will select the debt securities to be redeemed. In the absence of any provision for selection, the trustee will choose a method of random selection it deems fair and appropriate. (See Sections 1102, 1103 and 1104.)

     Debt securities will cease to bear interest on the redemption date. We will pay the redemption price and any accrued interest once you surrender the debt security for redemption. (See Section 1106.) If only part of a debt security is redeemed, the trustee will deliver to you a new debt security of the same series for the remaining portion without charge. (See Section 1107.)

EVENTS OF DEFAULT

     An "event of default" occurs with respect to debt securities of any series if:

          (a) we do not pay any interest on any debt securities of the applicable series within 30 days of the due date;

          (b) we do not pay principal or premium on any debt securities of the applicable series on its due date;

          (c) we do not pay any sinking fund payments, when due, on any debt securities of the applicable series;

          (d) we remain in breach of a covenant or warranty (excluding covenants and warranties solely applicable to a specific series) of the indenture for 60 days after we receive a written notice of default stating we are in breach and requiring remedy of the breach; the notice must be sent by either the trustee or registered holders of 25% of the principal amount of debt securities of the applicable series;

          (e) we do not pay any portion of the principal of any other debt, including debt securities of any other series, with the principal amount outstanding of at least $15,000,000, when due and payable, for ten business days after we have received written notice of the default stating we are in breach and requiring remedy of the breach; notice must be sent by either the trustee or registered holders of 25% of the principal amount of debt securities of the applicable series;

          (f) we file for bankruptcy or other specified events in bankruptcy, insolvency, receivership or reorganization occur; or

          (g) any other event of default specified in the prospectus supplement occurs.

(See Section 501.)

     No event of default with respect to a series of debt securities necessarily constitutes an event of default with respect to the debt securities of any other series issued under the indenture.

REMEDIES

     ACCELERATION

     If an event of default occurs and is continuing with respect to any series of debt securities, then either the trustee or the registered holders of 25% in principal amount of the outstanding debt securities of that series may declare the principal amount of all of the debt securities of that series to be due and payable immediately. (See Section 502.)

     RESCISSION OF ACCELERATION

     After the declaration of acceleration has been made and before the trustee has obtained a judgment or decree for payment of the money due, the declaration and its consequences will be rescinded and annulled, if:

          (a) we pay or deposit with the trustee a sum sufficient to pay:

             (1) all overdue interest;

             (2) the principal of and any premium which have become due otherwise than by the declaration of acceleration and overdue interest on these amounts;

             (3) interest on overdue interest to the extent lawful; and

             (4) all amounts due to the trustee under the indenture; and

          (b) all events of default, other than the nonpayment of the principal which has become due solely by the declaration of acceleration, have been cured or waived as provided in the indenture.

(See Section 502.)

     For more information as to waiver of defaults, see "Waiver of Default and of Compliance" below.

     CONTROL BY REGISTERED HOLDERS; LIMITATIONS

     Subject to the indenture, if an event of default with respect to the debt securities of any one series occurs and is continuing, the registered holders of a majority in the principal amount of the outstanding debt securities of that series will have the right to:

          (a) direct the time, method and place of conducting any proceeding for any remedy available to the trustee; or

          (b) exercise any trust or power conferred on the trustee with respect to the debt securities of the series; provided that:

             (i) the registered holders' directions will not conflict with any law or the indenture; and

             (ii) the registered holders' directions may not involve the trustee in personal liability where the trustee believes indemnity is not adequate.

     The trustee may also take any other action it deems proper which is consistent with the registered holders' direction. (See Sections 512 and 603.)

     In addition, the indenture provides that no registered holder of any debt security will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture for the appointment of a receiver or for any other remedy thereunder unless:

          (a) that registered holder has previously given the trustee written notice of a continuing event of default;

          (b) the registered holders of 25% in aggregate principal amount of the outstanding debt securities of all affected series, considered as one class, have made written request to the trustee to institute proceedings in respect of that event of default;

          (c) the registered holders have offered the trustee reasonable indemnity against costs and liabilities incurred in complying with the request; and

          (d) for 60 days after receipt of the notice, the trustee has failed to institute a proceeding and no direction inconsistent with the request has been given to the trustee during the 60-day period by the registered holders of a majority in aggregate principal amount of outstanding debt securities of the affected series.

     Furthermore, no registered holder will be entitled to institute any action if and to the extent that the action would disturb or prejudice the rights of other registered holders. (See Section 507.)

     However, each registered holder has an absolute and unconditional right to receive payment when due and to bring a suit to enforce that right. (See Section 508.)

NOTICE OF DEFAULT

     The trustee is required to give the registered holders of the debt securities notice of any default under the indenture to the extent required by the Trust Indenture Act, unless the default has been cured or waived; except that in the case of an event of default of the character specified above in clause (d) under "Events of Default," no notice shall be given to the registered holders until at least 30 days after the occurrence thereof. (See Section 602.) The Trust Indenture Act currently permits the trustee to withhold notices of default (except for certain payment defaults) if the trustee in good faith determines the withholding of the notice to be in the interest of the registered holders.

     We will furnish the trustee with an annual statement as to the compliance by Southwest with the conditions and covenants in the indenture. (See Section 1004.)

WAIVER OF DEFAULT AND OF COMPLIANCE

     The registered holders of a majority in aggregate principal amount of the outstanding debt securities of any series may waive, on behalf of the registered holders of all debt securities of the series, any past default under the indenture, except a default in the payment of principal, premium or interest, or with respect to compliance with certain provisions of the indenture that cannot be amended without the consent of the registered holder of each outstanding debt security. (See Section 513.)

     Compliance with certain covenants in the indenture or otherwise provided with respect to debt securities may be waived by the registered holders of a majority in aggregate principal amount of the affected debt securities, considered as one class. (See Section 513.)

CONSOLIDATION, MERGER AND CONVEYANCE OF ASSETS AS AN ENTIRETY; NO FINANCIAL COVENANTS

     Subject to the provisions described in the next paragraph, Southwest will preserve its corporate existence. (See Section 1005.)

     Southwest has agreed not to consolidate with or merge into any other entity, or to convey, transfer or lease its properties and assets substantially as an entirety to any entity, unless:

          (a) the entity formed by the consolidation or into which Southwest is merged, or the entity which acquires or which leases the property and assets of Southwest substantially as an entirety, is an entity organized and existing under the laws of the United States of America or any State thereof or the District of Columbia, and expressly assumes, by supplemental indenture, the due and punctual payment of the principal, premium and interest on all the outstanding debt securities (or the debt securities guarantees endorsed thereon, as the case may be) and the performance of all of the covenants of Southwest as the case may be, under the indenture; and

          (b) immediately after giving effect to the transactions, no event of default, and no event which after notice or lapse of time or both would become an event of default, will have occurred and be continuing.

(See Section 801.)

     The indenture does not contain any financial or other similar restrictive covenants. Any such covenants with respect to any particular series of debt securities will be set forth in the applicable prospectus supplement.

MODIFICATION OF INDENTURE

     WITHOUT REGISTERED HOLDER CONSENT

     Without the consent of any registered holders of debt securities, we and the applicable trustee may enter into one or more supplemental indentures for any of the following purposes:

          (a) to evidence the succession of another entity to Southwest; or

          (b) to add one or more covenants of Southwest or other provisions for the benefit of the registered holders of all or any series of debt securities, or to surrender any right or power conferred upon Southwest; or

          (c) to add any additional events of default for all or any series of debt securities; or

          (d) to change or eliminate any provision of the indenture or to add any new provision to the indenture provided that such change, elimination or addition does not affect any outstanding security; or

          (e) to establish the form or terms of debt securities of any series as permitted by the indenture; or

          (f) to add to or change any of the provisions with respect to bearer securities, provided that such action will not adversely affect the holders of such securities; or

          (g) to evidence and provide for the acceptance of appointment of a successor trustee; or

          (h) to cure any ambiguity, or inconsistency or to make any other changes that do not adversely affect the interests of the registered holders in any material respects.

(See Section 901.)

     If the Trust Indenture Act is amended after the date of the indenture so as to require changes to the indenture or the elimination of provisions which, at the date of the indenture or at any time thereafter, were required by the Trust Indenture Act to be contained in the indenture, the indenture will be deemed to have been amended so as to conform to the amendment or to effect the changes or elimination, and Southwest and the applicable trustee may, without the consent of any registered holders, enter into one or more supplemental indentures to effect or evidence the amendment. (See Section 107.)

     WITH REGISTERED HOLDER CONSENT

     We and the trustee may, with some exceptions, amend or modify any indenture with the consent of the registered holders of at least a majority in aggregate principal amount of the debt securities of all series affected by the amendment or modification. However, no amendment or modification may, without the consent of the registered holder of each outstanding debt security directly affected thereby:

          (a) change the stated maturity of the principal or interest on any debt security (other than pursuant to the terms thereof), or reduce the principal amount, interest or premium payable or change the currency in which any debt security is payable, impair the right to bring suit to enforce any payment, or modify the provisions of the indenture with respect to conversion or exchange in a manner adverse to the holders;

          (b) reduce the percentages of registered holders whose consent is required for any supplemental indenture or waiver; or

          (c) modify certain of the provisions in the indenture relating to supplemental indentures.

     A supplemental indenture which changes or eliminates any provision of the indenture expressly included solely for the benefit of registered holders of debt securities of one or more particular series will be deemed not to affect the rights under the indenture of the registered holders of debt securities of any other series. (See Section 902.)

MISCELLANEOUS PROVISIONS

     The indenture provides that certain debt securities, including those for which payment or redemption money have been deposited or set aside in trust as described under "Defeasance and Covenant Defeasance" below, will not be deemed to be "outstanding" in determining whether the registered holders of the requisite principal amount of the outstanding debt securities have given or taken any demand, direction, consent or other action under the indenture as of any date, or are present at a meeting of registered holders for quorum purposes. (See Section 101.)

     We will be entitled to set any day as a record date for the purpose of determining the registered holders of outstanding debt securities of any series entitled to give or take any demand, direction, consent or other action under the indenture, in the manner and subject to the limitations provided in the indenture. In certain circumstances, the trustee also will be entitled to set a record date for action by registered holders. If a record date is set for any action to be taken by registered holders of particular debt securities, the action may be taken only by persons who are registered holders of the respective debt securities on the record date. (See Section 104.)

DEFEASANCE AND COVENANT DEFEASANCE

     The indenture provides, unless the terms of the particular series of debt securities provide otherwise, that we may, upon satisfying several conditions, cause ourselves to be:

          (a) discharged from our obligations, with some exceptions, with respect to any series of debt securities, which we refer to as "defeasance" (See Section 1302); and

          (b) released from our obligations under certain covenants with respect to any series of debt securities, which we refer to as "covenant defeasance". (See Section 1303.)

     One condition we must satisfy is the irrevocable deposit with the trustee, in trust, of money and/or government obligations which, through the scheduled payment of principal and interest on those obligations, would provide sufficient funds to pay the principal of and any premium and interest on those debt securities on the maturity dates of the payment or upon redemption. (See Section 1304(1).)

     The indenture permits defeasance with respect to any series of debt securities even if a prior covenant defeasance has occurred with respect to the debt securities of that series. Following a defeasance, payment of the debt securities defeased may not be accelerated because of an event of default. Following a covenant defeasance, payment of the debt securities may not be accelerated by reference to the covenants described in the description of covenant defeasance above. However, if such an acceleration were to occur, the realizable value at the acceleration date of the money and government obligations in the defeasance trust could be less than the principal and interest then due on the respective debt securities, since the required deposit in the defeasance trust would be based upon scheduled cash flows rather than market value, which would vary depending upon interest rates and other factors.

RESIGNATION AND REMOVAL OF THE TRUSTEE; DEEMED RESIGNATION

     The trustee may resign at any time by giving written notice to us.

     The trustee may also be removed by act of the registered holders of a majority in principal amount of the then outstanding debt securities of any series.

     No resignation or removal of the trustee and no appointment of a successor trustee will become effective until the acceptance of appointment by a successor trustee in accordance with the requirements of the indenture. (See Section 610.)

     Under certain circumstances, we may appoint a successor trustee and if the successor accepts, the trustee will be deemed to have resigned.

GOVERNING LAW

     Each indenture and the related debt securities will be governed by and construed in accordance with the laws of the State of New York. (See Section 112.)

                           DESCRIPTION OF SOUTHWEST'S
                     COMMON, PREFERRED AND PREFERENCE STOCK

     The following description of Southwest's common stock, preferred stock, and preference stock is only a summary and is qualified in its entirety by reference to the articles of incorporation and bylaws of Southwest. Therefore, you should read carefully the more detailed provisions of Southwest's Restated Articles of Incorporation, as amended, Amended Bylaws, and Amended and Restated Rights Agreement, dated February 9, 1999, between Southwest and The Bank of New York, as rights agent, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

GENERAL

     The authorized capital stock of Southwest consists of (1) 45,000,000 shares of Southwest common stock, with a $1.00 par value, (2) 5,000,000 shares of preferred stock, without par value, and (3) 2,000,000 shares of preference stock with a $20.00 par value. As of September 30, 2000, there were issued and outstanding 31,529,907 shares of Southwest common stock and no shares of Southwest preferred stock. All preference stock is reserved for issuance under the terms of Southwest's Amended and Restated Rights Agreement. No other classes of capital stock are authorized under the Southwest Restated Articles of Incorporation, as amended.

COMMON STOCK

     The holders of Southwest common stock are entitled to receive such dividends as the Southwest board of directors may from time to time declare, subject to any rights of holders of outstanding shares of Southwest preferred and preference stock. Except as otherwise provided by law, each holder of common stock is entitled to one vote per share on each matter submitted to a vote of a meeting of shareholders, subject to cumulative voting rights with respect to the election of directors and any class or series voting rights of holders of preferred and preference stock.

     In the event of any liquidation, dissolution or winding up of Southwest, whether voluntary or involuntary, the holders of shares of Southwest common stock, subject to any rights of the holders of outstanding shares of Southwest preferred or preference stock, are entitled to receive any remaining assets of Southwest after the discharge of its liabilities.

     Holders of Southwest common stock are not entitled to preemptive rights to subscribe for or purchase any part of any new or additional issue of stock or securities convertible into stock. Southwest common stock does not contain any redemption provisions or conversion rights and is not liable to assessment or further call.

     Each outstanding share of Southwest common stock is accompanied by a right to purchase one one-hundredth of a share of preference stock, with $20.00 par value, of Southwest at a price of $45.00 per right, subject to certain anti-dilution adjustments. The Southwest board of directors has reserved all of the shares of such stock for issuance upon exercise of the rights, as more fully discussed below under the heading "-- Shareholder Rights Plan."

     Southwest is the registrar and transfer agent for its common stock.

PREFERRED STOCK

     The Southwest board of directors is authorized, pursuant to the Southwest articles of incorporation, to issue up to 5,000,000 shares of Southwest preferred stock in one or more series and to fix and determine the number of shares of preferred stock of any series, to determine the designation of any such series, to increase or decrease the number of shares of any such series subsequent to the issue of shares of that series, and to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any such series. Currently there are no shares of Southwest preferred stock outstanding.

     Prior to the issuance of shares of each series of preferred stock, the board of directors is required to adopt resolutions and file a certificate of determination with the Secretary of State of the State of California. The certificate of determination will fix for each series the designation and number of shares and the rights, preferences, privileges and restrictions of the shares including, but not limited to, the following:

          (a) the title and stated value of the preferred stock;

          (b) voting rights, if any, of the preferred stock;

          (c) any rights and terms of redemption (including sinking fund provisions);

          (d) the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation applicable to the preferred stock;

          (e) whether dividends are cumulative or non-cumulative, and if cumulative, the date from which dividends on the preferred stock will accumulate;

          (f) the relative ranking and preferences of the preferred stock as to dividend rights and rights upon the liquidation, dissolution or winding up of our affairs;

          (g) the terms and conditions, if applicable, upon which the preferred stock will be convertible into common stock or another series of preferred stock, including the conversion price (or manner of calculation) and conversion period;

          (h) the provision for redemption, if applicable, of the preferred stock;

          (i) the provisions for a sinking fund, if any, for the preferred stock;

          (j) liquidation preferences;

          (k) any limitations on the issuance of any class or series of preferred stock ranking senior to or on a parity with the class or series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs; and

          (l) any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

     In addition to the terms listed above, we will set forth in a prospectus supplement the following terms relating to the class or series of preferred stock being offered:

          (a) the number of shares of the preferred stock offered, the liquidation preference per share and the offering price of the preferred stock;

          (b) the procedures for any auction and remarketing, if any, for the preferred stock;

          (c) any listing of the preferred stock on any securities exchange; and

          (d) a discussion of any material and/or special United States federal income tax considerations applicable to the preferred stock.

RANK

     Unless we specify otherwise in the applicable prospectus supplement, the preferred stock will rank, with respect to dividends and upon our liquidation, dissolution or winding up:

          (a) senior to all classes or series of our common stock and to all of our equity securities ranking junior to the preferred stock;

          (b) on a parity with all of our equity securities the terms of which specifically provide that the equity securities rank on a parity with the preferred stock; and

          (c) junior to all of our equity securities the terms of which specifically provide that the equity securities rank senior to the preferred stock.

     Unless otherwise indicated in a prospectus supplement, Southwest will be the transfer agent, dividend and redemption price disbursement agent, and registrar for each series of preferred stock.

                        DESCRIPTION OF DEPOSITARY SHARES

     The following description of depositary shares is only a summary and is qualified by any prospectus supplement and deposit agreement and depositary receipt used in connection with the issuance of each series of preferred stock issued through the use of depositary shares. Therefore, you should read carefully the more detailed description that would be contained in any applicable prospectus supplement and form of deposit agreement and depositary receipt, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

     Southwest may offer fractional shares of preferred stock by issuing receipts for depositary shares. The shares of any series of preferred stock represented by depositary shares will be deposited with a bank or trust company and the holders will be issued a depositary receipt entitling them, in proportion to the fraction of a share the receipt represents, to all the rights and preferences of the preferred stock, as more fully described above under the heading "Description of Southwest's Common, Preferred, and Preference
Stock -- Preferred Stock."

     The bank or trust company that will be the depositary will function as the intermediary between Southwest and the holders of the depositary receipts. Dividends and other distributions will be provided to the depositary for ultimate distribution to the holders. Redemption of the depositary shares and voting the underlying preferred stock will also be coordinated through the depositary. Holders will have the right to surrender their depositary receipts to the depositary and be entitled to receive whole shares of preferred stock that are represented by such receipts. Though the preferred stock will continue to have all of the rights and preferences, there may be no market opportunity to trade such stock and once withdrawn from the depositary, it may not be redeposited.

     Southwest will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangement. Southwest will also pay charges of the depositary in connection with the initial deposit of the preferred stock and the initial issuance of the depositary receipts, any redemption of the preferred stock and any withdrawal of preferred stock by the holder of the depositary shares. Holders will pay other transfer and other taxes and governmental charges and such other charges specifically provided in the deposit agreement for their individual accounts.

                             ANTI-TAKEOVER MATTERS

SHAREHOLDER RIGHTS PLAN

     On March 5, 1996, the Southwest board of directors adopted a shareholders rights plan providing the right to purchase one one-hundredth of a share of preference stock. The description and terms of the rights are set forth in the Amended and Restated Rights Agreement, dated as of February 9, 1999, by and between Southwest and The Bank of New York (successor to Harris Trust Company), as rights agent. The purchase rights have an anti-takeover effect that is intended to discourage coercive or unfair takeover tactics and to encourage any potential acquirer to negotiate a fair price to all Southwest shareholders. The purchase rights may cause substantial dilution to any party that may attempt to acquire Southwest on terms not approved by the Southwest board of directors. However, the purchase rights are structured in a way so as not to interfere with any negotiated merger or other business combination. The rights will expire on April 15, 2006. Until a right is exercised, the holder of the right will have no rights as a shareholder of Southwest beyond those rights afforded to existing shareholders, including the right to vote or to receive dividends.

     The rights are designed to assure that all of Southwest's shareholders receive fair and equal treatment in the event of any proposed takeover of Southwest and to guard against partial tender offers, open market accumulations and other abusive tactics that may be deployed to gain control of Southwest without a control premium paid to all shareholders. Any time prior to the first date that a person or group has become an "acquiring person" as defined in the rights agreement, the rights should not interfere with any merger or other business combination as long as it is approved by the Southwest board of directors.

OTHER ANTI-TAKEOVER PROVISIONS

     The Southwest Restated Articles of Incorporation, as amended and Amended Bylaws contain provisions that may have the effect of discouraging persons from acquiring large blocks of Southwest stock or delaying or preventing a change in control of Southwest. The material provisions which may have such an effect are:

          (a) provisions requiring a super-majority vote by shareholders of common stock in order to approve certain types of business combinations;

          (b) a provision permitting the Southwest board of directors to make, amend or repeal the Southwest bylaws;

          (c) authorization for the Southwest board of directors to issue preferred stock in series and to fix rights and preferences of the series (including, among other things, whether, and to what extent, the shares of any series will have voting rights and the extent of the preferences of the shares of any series with respect to dividends and other matters);

          (d) advance notice procedures with respect to nominations of directors or proposals other than those adopted or recommended by the Southwest board of directors; and

          (e) provisions permitting amendment of certain of these provisions only by an affirmative vote of the holders of at least 65 percent of the outstanding shares of Southwest common stock entitled to vote.

     Some acquisitions of Southwest's outstanding voting shares would also require approval of the SEC under the Public Utility Holding Company Act of 1935 and of various state regulatory authorities.

                              PLAN OF DISTRIBUTION

     We may sell the securities described in this prospectus from time to time in one or more transactions:

          (a) to purchasers directly;

          (b) to underwriters for public offering and sale by them;

          (c) through agents;

          (d) through dealers; or

          (e) through a combination of any of the foregoing methods of sale.

     We may distribute the securities from time to time in one or more transactions at:

          (a) a fixed price or prices, which may be changed;

          (b) market prices prevailing at the time of sale;

          (c) prices related to such prevailing market prices; or

          (d) negotiated prices.

DIRECT SALES

     We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of the securities. A prospectus supplement will describe the terms of any sale of securities we are offering hereunder.

TO UNDERWRITERS

     The applicable prospectus supplement will name any underwriter involved in a sale of securities. Underwriters may offer and sell securities at a fixed price or prices, which may be changed, or from time to time at market prices or at negotiated prices. Underwriters may be deemed to have received compensation from us from sales of securities in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent.

     Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agent.

     Unless otherwise provided in a prospectus supplement, the obligations of any underwriters to purchase securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the securities if any are purchased.

THROUGH AGENTS AND DEALERS

     We will name any agent involved in a sale of securities, as well as any commissions payable by us to such agent, in a prospectus supplement. Unless we indicate differently in the prospectus supplement, any such agent will be acting on a reasonable efforts basis for the period of its appointment.

     If we utilize a dealer in the sale of the securities being offered pursuant to their prospectus supplement, we will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

DELAYED DELIVERY CONTRACTS

     If we so specify in the applicable prospectus supplement, we will authorize underwriters, dealers and agents to solicit offers by certain institutions to purchase the securities pursuant to contracts providing for payment and delivery on future dates. Such contracts will be subject to only those conditions set forth in the applicable prospectus supplement.

     The underwriters, dealers and agents will not be responsible for the validity of performance of the contracts. We will set forth in the prospectus supplement relating to the contracts the price to be paid for the securities, the commissions payable for solicitation of the contracts and the date in the future for delivery of the securities.

GENERAL INFORMATION

     Underwriters, dealers and agents participating in a sale of the securities may be deemed to be underwriters as defined in the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions, under the Securities Act. We may have agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, and to reimburse them for certain expenses.

     Underwriters or agents and their associates may be customers of, engage in transactions with or perform services for us or our affiliates in the ordinary course of business.

     Unless we indicate differently in a prospectus supplement, we will not list the securities, other than common stock, on any securities exchange. The securities will be a new issue of securities with no established trading market. Any underwriters that purchase securities for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We make no assurance as to the liquidity of or the trading markets for any securities.

                                    EXPERTS

     The consolidated financial statements incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report included in the Annual Report on Form 10-K for the year ended December 31, 1999, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                                 LEGAL MATTERS

     The validity of the Securities will be passed upon for Southwest by O'Melveny & Myers LLP, Los Angeles, California.

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     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                            ------------------------

                               TABLE OF CONTENTS

             Prospectus Supplement
                                            Page
                                            ----
Summary...................................  S-3
Risk Factors..............................  S-7
Use of Proceeds...........................  S-8
Capital Expenditures and Financing
  Programs................................  S-9
Capitalization............................  S-9
Description of Notes......................  S-9
Underwriting..............................  S-17
Legal Matters.............................  S-18

                   Prospectus

About This Prospectus.....................  i
Forward-Looking Statements................  1
Where You Can Find More Information.......  1
Southwest Gas Corporation.................  3
Use Of Proceeds...........................  3
Ratios Of Southwest's Earnings To Fixed
  Charges.................................  4
Description Of Debt Securities............  5
Description Of Southwest's Common,
  Preferred And Preference Stock..........  12
Description Of Depositary Shares..........  14
Anti-Takeover Matters.....................  15
Plan Of Distribution......................  16
Experts...................................  17
Legal Matters.............................  17

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

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                                  $200,000,000

                           SOUTHWEST GAS CORPORATION

                             8.375% Notes due 2011
                            ------------------------

                              [SOUTHWEST GAS LOGO]

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                              GOLDMAN, SACHS & CO.
                         BANC OF AMERICA SECURITIES LLC
                         BANC ONE CAPITAL MARKETS, INC.
                           BNY CAPITAL MARKETS, INC.
                              MERRILL LYNCH & CO.
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